December 12, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            Williamsburg Investment Trust (the "Trust")
File Nos. 811-05685 and 33-25301
Acceleration Request – Post-Effective Amendment No. 60

Ladies and Gentlemen:

Williamsburg Investment Trust (the "Trust") and Ultimus Fund Distributors, LLC, the Trust's principal underwriter, respectfully request that the effective date of Post-Effective Amendment No. 60 to the Trust's registration statement be accelerated to 9:00 a.m. on December 16, 2014, or as soon thereafter as reasonably practicable.

This letter also shall serve as our confirmation that we will file a definitive copy of the Prospectus and Statement of Additional Information within 5 days after the effective date of this registration statement.

The Trust and Ultimus Fund Distributors, LLC are aware of their obligations under the Securities Act of 1933.

Very truly yours,

WILLIAMSBURG INVESTMENT TRUST	ULTIMUS FUND DISTRIBUTORS, LLC

By: /s/ Tina H. Bloom_____________________	By: /s/ Wade R. Bridge________________
Tina H. Bloom, Secretary	Wade R. Bridge, Vice President

Ultimus Fund Distributors, LLC  |  225 Pictoria Drive, Suite 450  |  Cincinnati, OH 45246  |  513.587.3400  |  fax 513.587.3450
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